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                                        Exhibit 2 (a)




 [LOGO]                                 Amoco Corporation
                                        Mail Code 2304
                                        200 East Randolph Drive
                                        Chicago, Illinois 60601-7125
Jim Fair                                For Immediate Release
Manager, Communications Services
Phone:  312-856-5566
Internet:  www.amoco.com


BP AND AMOCO MERGE TO ENTER

GLOBAL TOP TRIO OF OIL MAJORS

     Largest ever industrial merger creates Britain's biggest company

     Combined current market capitalization of some $110 billion, with size and scale to access biggest projects for future growth

     Agreed equity split of 60 per cent to BP and 40 per cent to Amoco

     Run by chief executive Sir John Browne and integrated management team

     Target of at least $2 billion extra to annual pre-tax earnings by end-2000

     Aims for strong annual growth and top competitive returns

     Prime positions in key producing areas, retail markets, petrochemicals and emerging regions.

Chicago (August 11) - BP and Amoco today announced that they have agreed to join forces to create one of the strongest and most competitive international energy and petrochemicals groups in the world.

The two companies intend to unite their global operations through an agreed merger. The executive management of the new group will be headed by BP chief executive Sir John Browne and the board will be co-chaired by BP chairman Peter Sutherland and Amoco chairman Larry Fuller.

The   combined   enterprise,  which  is  the  largest   ever
industrial merger, will be called BP Amoco p.l.c. It will be headquartered in London and will be Britain's biggest company.

BP's earnings in 1997 were $4.6 billion and Amoco's totaled $2.7 billion. Combined revenues were $108 billion and capital employed $53 billion. Current combined market capitalization of some $110 billion would take the united group into the world's top trio of oil majors.

Sir  John Browne described the BP-Amoco link-up as "a superb
alliance   of   equals  with  complementary  strategic   and
geographical strengths which effectively creates a new super-major that can better serve our millions of customers world-wide".

In a joint statement following approval of the transaction by the boards of BP and Amoco, he and Larry Fuller said the move was expected to deliver synergies from cost-savings that would add at least $2 billion pre-tax a year by end-2000 to the earnings already separately targeted by the two companies - and possible upside beyond that.

"We are uniting two excellent portfolios of assets and people to create a group that will have the financial resources, scale and global reach to compete effectively in the 21st century," they said.

DISTINCTIVE RETURN: "International competition in the industry is already fierce and will grow more acute as new players emerge. In such a climate the best investment opportunities will go increasingly to companies that have the size and financial strength to take on those large-scale projects that offer a truly distinctive return."

The merger will be effected by the issue of new BP shares, in the form of American Depository Receipts, in exchange for Amoco common stock, with BP shareholders owning 60 per cent and Amoco shareholders owning 40 per cent of the combined group. The board of BP Amoco will comprise 13 directors from BP, of whom six will be executive directors, and nine directors from Amoco, of whom two will be executive directors.

Sir John Browne will be CEO of BP Amoco. He will also be chairman of the management committee and Larry Fuller deputy chairman. The two will co-chair the transition team responsible for integrating the operations of the new group.

BP deputy CEO Rodney Chase and Amoco president Bill Lowrie will be deputy CEOs and presidents of BP Amoco. Mr. Chase will have responsibility for exploration & production and Mr. Lowrie for refining & marketing, and chemicals. BP chief financial officer John Buchanan will be CFO. As co-chairman of the new group, Mr. Fuller will remain an executive director until his retirement in the first half of 2000.

The world-wide headquarters of the BP Amoco group will be in London. Amoco's head office in Chicago will be headquarters for the group's North American refining, marketing and transportation business and, in due course, the world-wide chemicals business.

AMOCO BRAND: Exploration and production operations for the Western Hemisphere will be managed from Houston, Texas, where both BP and Amoco currently have offices. The Amoco brand will be extended over time to all BP's retail gasoline and convenience store outlets in the US. Retail sites elsewhere in the world will continue to carry the BP brand.




The initial synergies of $2 billion from the transaction are expected to come from a mix of reductions in staff in areas of overlap, more focused exploration, streamlining of business processes, improved procurement and rationalization where operations are duplicated.

The  BP  Amoco group will have combined reserves  of  around
14.8 billion barrels of oil and gas equivalent and daily production of some three million barrels. It will have prime positions in established major oil and gas provinces of the world, including the North Sea and North America. It will be the largest producer of oil and gas in the US, with output from Alaska, the Gulf of Mexico and the Lower 48 states. Amoco is already the biggest gas producer in the US and Canada.

It will have key positions and enhanced opportunities for access to new acreage in regions expected to supply a growing share of global energy demand in the 21st century. These include Algeria, Angola, Argentina, Australia, Azerbaijan, Bolivia, Canada, Colombia, Egypt, Kazakhstan, Kuwait, Norway, Oman, Russia and Siberia, Trinidad, the UAE and Venezuela.

TOP MARKETER: Amoco is one of the leading gasoline marketers in the US and a market-leader in premium gasoline. Based on 1997 sales, the new group will share top place for retail sales east of the Rocky Mountains, with first or second position in some 20 states. World-wide, it will be a top-tier marketer of fuels, served by a global refining network with key refineries among the top performers in their regions.

Combining the chemicals operations of BP and Amoco will create a business with revenues of some $13 billion that marries the strengths of BP in Europe and Amoco in the US, and provides a powerful platform for expansion in Asia where both companies already have significant investments.

The new chemicals business will be one of the world's largest petrochemicals companies, with leading positions in seven core products - acetic acid, acrylonitrile, aromatics, purified terephthalic acid (PTA), alpha-olefins, purified isophthalic acid (PIA) and polypropylene - and a portfolio of key proprietary technologies.

Both  BP  and  Amoco have significant investments  in  solar energy  and share strong records and reputations  for  sound
operating   practices,   and   environmental   and    social
responsibility.

FIRST-CLASS PEOPLE: Concluding their joint statement on the new group, Sir John Browne and Larry Fuller said: "Through this transaction, we are creating an energy business for the new millennium, a business that has the first-class people, the financial resources and the leading-edge technology to supply our millions of customers world-wide with cleaner, premium-quality products at competitive prices.

"The managements of BP and Amoco already have a shared financial philosophy. The targets our two companies have previously set are very similar - powerful annual earnings growth, a strongly-competitive return on capital, and dividends growing in line with underlying earnings. This transaction gives us the financial strength, flexibility and global reach to pursue growth opportunities that will underpin those targets and to extend them over the longer term."

A summary of the proposed merger agreement is set out in Part lll of this release. The companies said they intend to publish detailed information for dispatch to shareholders within the next three months. Subject to shareholder approval and regulatory consents, the conclusion of the merger is targeted for the end of the year.

Investment  bank advisers are J P Morgan for BP  and  Morgan
Stanley for Amoco.

August 11, 1998



Safe Harbor Language Regarding Forward Looking Statements:

     The statements contained in this press release, particularly those regarding synergies, performance, costs, dividends, returns, divestments, reserves and growth are or may be forward looking statements and actual results may differ materially from the statements made depending on a variety of factors, including successful integration of BP and Amoco operations.

     Additional information concerning factors that could cause the actual results to differ materially from those in the forward looking statements are contained in BP's Annual
Report on Form 20-F and Amoco's Annual Report on Form 10-K filed with the US Securities and Exchange Commission.


CONTACTS FOR FURTHER INFORMATION

BP LONDON                          AMOCO CHICAGO

Roddy Kennedy - Press Office                 Jim Fair - Media Relations
Tel: 44 (0)171 496 4624                      Tel: (1) 312-856 5566

David Peattie - Investor Relations           Chuck Koepke - Investor Relations
Tel: 44 (0)171 496 4717                      Tel: (1) 312- 856 6431

BP AMERICA                              AMOCO LONDON

Tom Koch - Press Office                 Harry MacMillan - Public Affairs
Tel: (1) 212 451 8019                        44 (0)181 849 7271

Terry Lamore - Investor Relations
Tel: (1) 212 451 8034


BROKER CONTACTS

FOR BP                                  FOR AMOCO

Rod Peacock - J P Morgan London              Gordon Dyal - Morgan Stanley
Tel: 44 (0)171 325 5664                      Tel: (1) 212 761 4457

Harry Hampson - J P Morgan London
Tel: 44 (0)171 325 5536

Jes Staley - J P Morgan New York
Tel: (1) 212 648 0069

Stephen Robinson - Merrill Lynch, London
Tel: 44 (0)171 772 2608

Mike Ryan - Merrill Lynch, New York
Tel: (1) 212 449 3697

David Mayhew - Cazenove & Co
Tel: 44 (0)171 825 9453



Satellite feed today, August 11th, of executive comments and Amoco B-roll:

     Times of feed:      2:45 p.m. to 3:00 p.m. EDT
                    3:45 p.m. to 4:00 p.m. EDT

     Satellite coordinates:   C-Band, Galaxy 6/Transponder 5

                           Part ll

                    FACTS AND STATISTICS

The BP Group

     1997 replacement cost pre-exceptional earnings of $4.6 billion
     1997 revenues exceeding $71 billion
     Capital employed in 1997 was $30.7 billion
     Capital budget for 1998 of $6 billion
     Some 56,450 employees world-wide at end-1997
     In business since 1909
     Over 375,000 shareholders.

Exploration & Production

     1997 world-wide net production of over 1.25 million barrels a day of crude oil and natural gas liquids and around 1.66 billion cubic feet of natural gas a day Estimated net proven liquid reserves of 6.85 billion barrels; estimated net proven natural gas reserves of 10.5 trillion cubic feet
     Exploration activities in 16 countries and production activities in 11 countries
     Largest oil producer in the US with over 8 per cent of the oil produced in the country coming from BP fields Largest oil producer in the UK North Sea.

Refining and Marketing

     Total oil product sales of 3.3 million barrels a day 17,900 service stations world-wide
     Refinery throughput of around 1.8 million barrels a day Owned or part-owned refineries in 12 countries, including the UK, France, Spain, the US, Australia, South Africa and Singapore
     One of the largest marketers of aviation fuels, serving customers at more than 600 airports
     Leading supplier of fuels and lubricants to the shipping industry with facilities at more than 800 ports.

Chemicals

     Produces around 9.4 million metric tons of product a year
     World's largest supplier of acetic acid and its derivatives to the market
     A leading European manufacturer of polyethylene which is used in a range of modern products from food packaging to gas pipes
     More than 90 per cent of the world's manufacturing capacity for acrylonitrile uses BP's proprietary process
     BP has the world's largest acrylonitrile plant at Green
     Lake, Texas
     One of Europe's biggest styrenics producers and the top supplier of oxygenated solvents
     Europe's leading producer of polybutene, used in cable insulation, fuel additives and adhesives.

Solar

     World's second largest photovoltaic company
     In 1997 sales reached $80 million, up 33 per cent on
     1996
     Manufactures the highest-efficiency solar cells in volume production.

Amoco Corporation

     1997 earnings of $2.7 billion
     1997 revenues exceeding $36 billion
     Capital employed in 1997 was $22 billion
     Capital budget for 1998 of $3.9 billion
     Some 43,000 employees world-wide at end-1997
     In business since 1889
     Over 340,000 shareholders.

Exploration & Production

     1997 world-wide net production averaged 637,000 barrels of crude oil and natural gas liquids per day and more than 4 billion cubic feet of natural gas per day
     Proven liquid reserves of 2.4 billion barrels; proven natural gas reserves of more than 21 trillion cubic feet Exploration activities in some 20 countries, production activities in 14 countries
     Largest North American private natural gas producer;
     second largest reserves holder.

Refining and Marketing

     Total oil product sales of 1.2 million barrels a day
     9,300 service stations, all in the US
     Five US refineries process a total of about 1 million barrels of crude oil daily.

Chemicals

     Capacity of some 13 million metric tons of product a year
     World's largest producer of purified terephthalic acid
     (PTA), used to make polyester fibers, cassette tapes, photographic film and many types of plastic containers World's largest producer of paraxylene, used in making PTA
     World's largest producer of polybutene
     World's largest producer of poly alpha-olefins and second-biggest producer of linear alpha-olefins
     A leading world-wide producer of polypropylene, used in synthetic fabrics and fibers
     World's largest producer of woven polypropylene carpet-backing
     A leading supplier to the unsaturated polyester and paint and coatings markets.

Solar

     Amoco is 50 per cent owner of Solarex Corporation, the largest producer of photovoltaic solar panels in the US.



NOTE: BP earnings are quoted UK GAAP and Amoco earnings US
GAAP.


                          Part lll

1. Principal Terms

Under the terms of the Merger:

     Amoco shareholders will be entitled to receive for each Amoco common share held at closing, 3.97 BP ordinary shares. Such shares will be delivered in the form of BP Amoco American Depository Receipts ("ADRs"), which represent six BP ordinary shares.

     Following the Merger, BP shareholders will hold approximately 60 per cent and Amoco shareholders approximately 40 per cent of the capital of the combined company on a diluted basis.

BP will be renamed BP Amoco p.l.c.

BP Amoco's shares will remain listed on the London Stock
Exchange. BP Amoco will apply to list the new ADRs to be issued to Amoco shareholders in connection with the Merger, together with its existing ADRs, on the New York Stock
Exchange.

2. Structure of the Transaction

The Merger will be effected in accordance with the terms of an Agreement and Plan of Merger dated as of August 11, 1998
(the "Merger Agreement"), entered into between BP, Eagle
Holdings, Inc., a wholly-owned US subsidiary of BP, and Amoco.

Under the terms of the Merger, each share of common stock of Amoco will effectively be canceled and re-issued to BP in exchange for new BP ordinary shares to be delivered in the form of ADRs.

On completion of the Merger BP will acquire the entire issued share capital of Amoco. Following closing, Amoco will be called BP-Amoco Corporation.

3. Merger Agreement

The Merger Agreement sets out the conditions to the closing of the Merger. It also contains certain termination rights, mutual representations and warranties and various convenants relating to the operation of the businesses of BP and Amoco in the period until closing.

The Merger Agreement requires BP and Amoco to effect the Merger unless any one of the conditions to the implementation of the Merger is not satisfied or waived by August, 31 1999 or either BP or Amoco exercises one of its limited termination rights. The Merger Agreement also provides for termination fees to be paid by one party to the other in certain circumstances.






a)  Principal Conditions

The conditions to the implementation of the Merger include
BP and Amoco shareholder approvals, receipt of certain regulatory and tax approvals and the absence of any governmental order prohibiting the Merger.

b)  Termination rights

The circumstances in which either party is able to terminate the Merger Agreement include:

     if either Amoco or BP shareholders do not approve the Merger and related transactions;
     if the other party enters into negotiations with any other person in relation to an acquisition offer for that party or that party's board recommends such a transaction; if the board of the other party withdraws or adversely modifies its recommendation of the Merger; or if there is a material breach of covenant or warranty by the other party.

c) Termination payments

The parties have agreed that Amoco will make a payment to BP of up to US$950 million (making a total of US$1 billion payable to BP when considered together with the US$50 million payable under the Stock Option Agreement) if the Merger Agreement is terminated in the following circumstances:

     Amoco fails to obtain shareholder approval of the Merger at a time when a third party has made an alternative proposal;
     the directors of Amoco withdraw or adversely amend their approval of the Merger or recommend an alternative transaction; or
     Amoco recommends to its shareholders an alternative proposal by a third party.

In the event of a termination based on the failure to obtain shareholder approval, the termination payment will be limited to US$500 million, with an additional US$450 million payable to BP only in the event that Amoco enters into an agreement for an alternative transaction.

Similarly, the parties have agreed that BP will make a payment to Amoco of up to US$1 billion if the transaction is terminated for identical reasons relating to BP and in the same circumstances.

4. Stock Option Agreement

Amoco has granted BP an option to purchase 189,783,270 shares of Amoco Common Stock at a price per share of $41.00. This represents approximately 19.9 per cent of the outstanding Amoco Common Stock. The stock option is exercisable in circumstances in which a termination fee also is payable by Amoco to BP. The stock option includes terms limiting the aggregate maximum amount receivable by BP under the stock option agreement and termination fees, when considered together, to US$1 billion.

5. Dividends

BP and Amoco will continue to pay quarterly dividends in the ordinary course prior to the implementation of the Merger.
BP's gross scrip dividend share will continue to be available in respect of dividends paid prior to March 31, 1999.

BP Amoco intends to continue paying four dividends a year.
Its dividend policy will be to pay out approximately 50 per cent of through-cycle earnings. BP is considering reconstituting its share capital in US dollars in line with the accounts of the group, dividend declaration and the currency of its material business operations.

6. Accounting and tax implications

It is intended that BP Amoco will have a calendar financial year-end. The accounts of the group will be published in US dollars and will be prepared in accordance with UK GAAP, with a reconciliation to US GAAP.




                           _ END _